UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Partners with Local Firms to Win
Hangzhou Tourism Commission’s 2012 Overseas Outdoor Campaign

Shanghai, China, February 10, 2012 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that the Company partnered with multiple local firms including Win Media and Asia Outdoor to win the tender for the Hangzhou Tourism Commission’s 2012 Overseas Outdoor Campaign (the “Hangzhou
Campaign”).

SearchMedia and its partners will launch a one year, multi-platform campaign across the United States, the United Kingdom, Spain, Germany, the Netherlands,
Japan and Korea to promote Hangzhou’s tourist attractions. The Hangzhou Campaign is expected to bring in approximately $2 million of revenue in total.

Johnny Lo, Chief Operating Officer of SearchMedia, commented, “We are excited for this achievement on two fronts. First, winning the Hangzhou Campaign demonstrates the effectiveness of partnering with local firms, a new initiative we launched to better target local commercial and public sector contracts.
Moving forward, we believe this initiative will continue to help us better target similar contracts. Furthermore, this project will be an opportunity for
SearchMedia to showcase our capabilities. China is recognized as a compelling market for international advertisers. This campaign also highlights the growing trend of domestic Chinese companies advertising internationally. We believe this project will bolster our credentials to lead such future international campaigns.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the 2012 Hangzhou Campaign will be successful; whether the Hangzhou campaign will generate $2 million in revenue for SearchMedia; whether the Company can capitalize on the effectiveness of partnering with local firms; whether the Company will be able to capitalize on the opportunity to further showcase its abilities and bolster its credentials to lead future international campaigns; the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the
Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia
cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: February 10, 2012	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer